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                           November 3, 2023

       Ezra Beyman
       Chief Executive Officer
       Reliance Global Group, Inc.
       300 Blvd. of the Americas, Suite 105
       Lakewood, NJ 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 27,
2023
                                                            File No. 333-275190

       Dear Ezra Beyman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Laura Anthony